Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	For the Year Ended
	December 31,
	2014	2013

Net income	$769,275	$1,070,995

Preferred Stock dividend requirements	(95,099)	(57,122)

Net income attributable to common stockholders	$674,176	$1,013,873

Basic Weighted average number of common shares outstanding	17,046,577	16,149,942

Preferred Stock Common Share Equivalents	-	1,236,160

Dilutive Stock Options outstanding for the Period	476,893	465,107

Dilutive Warrants outstanding for the Period	635,735	404,968

Diluted Weighted average number of common and equivalent shares outstanding	18,159,205	18,256,177

Basic and Diluted Net income per common share	$0.04	$0.06